

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2007

Mr. Bruce Winfield
President and Chief Executive Officer
Portal Resources Ltd.
Suite 750 – 625 Howe Street
Vancouver, BC, Canada   V6C 2T6

> **Re: Portal Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed January 4, 2007**
> **File No. 000-51352**

Dear Mr. Winfield:

We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

General

1.   Please include page numbers throughout your filing.

Operating and Financial Review and Prospects

2.   We note that you did not provide any specific disclosures of critical accounting
       estimates and assumptions that impact your reporting, though several areas, such
       as stock compensation, asset impairment and asset retirement obligations, would
       appear to warrant such disclosure. Accordingly, please provide such disclosures,
       including a description of management's use of judgments, estimates and
       assumptions. Refer to FRR 501.14 for additional guidance.

Financial Statements

Note 2 – Significant Accounting Policies

3.   You state that cash equivalents consist of highly liquid investments *with maturity
       dates of less than one year*. However, paragraph .08 of CICA Handbook Section
       1540, *Cash Flow Statements*, states that "… an investment normally qualifies as a
       cash equivalent only when it has a short maturity of, say, three months or less
       from the date of acquisition." Tell us why you believe it is appropriate for your
       accounting policy for cash equivalents to differ from what is normally considered
       to be a cash equivalent under Canadian GAAP. Also, any differences resulting
       from your policy compared to U.S. GAAP should be reflected in your Canadian
       and U.S. GAAP reconciliation disclosure.

4.   Since you have interests in mining properties, and given the activities normally
       associated with such operations, it appears you should disclose your accounting
       policy for asset retirement obligations, as well as a reconciliation of the beginning
       and ending accrual, to comply with paragraph .04 of CICA Handbook Section
       1505, *Disclosure of Accounting Policies*, and paragraph .21 of CICA Handbook
       Section 3110, *Asset Retirement Obligations*.

Note 3 – Acquisition of Portal De Oro (B.V.I.) Ltd.

5.   We note in connection with your acquisition of Portal De Oro on March 15, 2004,
       you conveyed 2 million common shares, valued at C$0.10 per share, which you
       also earlier disclosed was the "deemed" value per share. However, it is unclear
       why you used a "deemed" value, rather than fair market value, which you
       describe in Note 2 as your accounting policy for common shares issued for non-
       monetary consideration, and which is required for the measurement of an
       acquisition, by paragraph .22 of CICA Handbook Section 1581, *Business
       Combinations*. Also, considering that your common stock price ranged between
       C$0.72 and C$1.25 per share, during the three-month period ended March 31,
       2004, it appears that a deemed value of C$0.10 per share understated fair market
       value at the time of the acquisition. Accordingly, please amend your filing to
       reflect the acquisition at fair market value, or tell us why you believe fair market
       value should not be applied to this acquisition.

Note 6 – Share Capital

6.   You disclose that your authorized share capital consists of 100 million common
        shares without par value. However, in your "Financing Risks" disclosure,
        specifically, the risk described under *"The Company Has a History of Net Losses
        and Expects Losses to Continue for the Foreseeable Future,"* you state "…there
        is no limit to the number of authorized common shares…" Please revise your
        disclosures, as necessary, to consistently disclose the correct number of
        authorized common shares throughout your filing.

7.   Your share capital as of June 30, 2005 disclosed here, in the amount of
        C$2,969,104, does not mathematically agree with the corresponding amount
        presented on the face of your balance sheet, stated as C$2,969,461. Additionally,
        the subtotals for the amount of share capital as of the end of each fiscal year do
        not mathematically sum, based on the amounts included in each subtotal. Please
        revise your financial statements and disclosures, as necessary, to eliminate these
        inconsistencies.

Exhibit 31

8.   We note in paragraph 4(c) that your officers limited the period for which they
        reported any change in internal control over financial reporting to your fourth fiscal
        quarter. However, limitation of this reporting obligation to the fourth fiscal quarter
        does not comply with the requirements of Instruction 12 to the exhibit instructions
        of Form 20-F, which requires disclosure be made of "…any change in the
        company's internal control over financial reporting *that occurred during the period
        covered by the annual report...*" Please amend your filing to include updated
        officers' certifications that fully comply with the requirements of Form 20-F.

Engineering Comments

General

9.   If your web site contains disclosure about adjacent or other properties on which
        the company has no right to explore or mine, it would be helpful for you to
        include the following cautionary language along with such information:

                "This web site contains information about adjacent properties on which
                we have no right to explore or mine. We advise U.S. investors that the
                SEC's mining guidelines strictly prohibit information of this type in
                documents filed with the SEC. U.S. investors are cautioned that mineral
                deposits on adjacent properties are not indicative of mineral deposits on
                our properties."

Information on the Company

Environmental Regulation

10.   Presently, it is our understanding that Chubut province bans open pit mining and
        the use of cyanide, as does the neighboring Río Negro province. Please disclose
        this legal issue, explain the reasonably likely effects that it will have on your
        proposed mining operations, and indicate how you plan to address the concerns of
        the local communities.

Mineral Properties

11.   Please disclose the information required under paragraph (b) of Industry Guide 7
        for all material properties listed under this heading. For any properties identified
        which are not material, include a statement to that effect, clarifying your
        intentions. For each material property, include the following information:

        •   The details as to modernization and physical condition of the plant and
            equipment, including subsurface improvements and equipment.

        •   A description of equipment, infrastructure, and other facilities.

        •   The total costs incurred to date and all planned future costs.

        •   The source of power and water that can be utilized at the property.

        You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific
        guidance pertaining to the foregoing, available on our website at the following
        address:

            http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Arroyo Verde Project

Exploration by Company

12.   Please disclose how the gold equivalent value was calculated, and explain the
        significance of the 60:1 ratio mentioned. Please also disclose the commodity
        prices and other factors and parameters used to develop this value concept, for
        converting all byproduct units to a single commodity.

13.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. Please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. This would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

14.   We note your disclosure of the Blind Vein Area, in which you state assay values for the "anomaly grading 1.5-3 grams per tonne gold and 10-30 grams per tonne silver." As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please advise us of any particular circumstances that you believe would support an alternate view. Otherwise, you may need to revise your disclosures as indicated, to sufficiently qualify the information about your sampling results.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald F. Delaney at (202) 551-3863, or, in his absence, Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

                              Sincerely,

                              Karl Hiller
                              Branch Chief